Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 15, 2012

Relating to Preliminary Prospectus Supplement dated February 7, 2012 and Prospectus dated November 28, 2010

Registration No. 333-177358

FREE WRITING PROSPECTUS DATED FEBRUARY 15, 2012

2,600,000 Shares

Common Stock

$16.00 per share

This free writing prospectus relates to the offering of 2,600,000 shares of the common stock of PMFG, Inc. and should be read together with the prospectus dated November 28, 2010 (the “Prospectus”) included in our Registration Statement on Form S-3 (File No. 333-177358), as supplemented by the preliminary prospectus supplement dated February 7, 2012 related to this offering (the “Preliminary Prospectus Supplement”). The following information supplements and amends the information contained in the Prospectus and the Preliminary Prospectus Supplement.

Price to public:	$16.00 per share

Pricing date:	February 15, 2012

Closing date:	February 22, 2012

Common stock offered by us:	2,600,000 shares

Over-allotment option:	390,000 shares

Common stock outstanding after this offering:	Upon completion of this offering, we will have 20,283,475 shares of common stock outstanding based on the actual number of shares outstanding as of January 27, 2012, which was 17,683,475, and does not include, as of that date:

•	1,310,673 shares of our common stock issuable upon exercise of our outstanding warrants; and

•	1,388,606 shares of our common stock reserved for future issuance under our stock incentive plans.

Use of proceeds:	The net proceeds to us of this offering are approximately $38.60 million (approximately $44.47 million if the underwriters’ over-allotment option is exercised in full) after deducting underwriting discount and commissions and our estimated offering expenses. We intend to use the net proceeds of this offering:

•	to repay $10.6 million under our senior term loan, which constitutes all amounts outstanding; and

•

for working capital and other general corporate purposes, including to support letters of credit to permit the further growth of our international operations, manufacturing expansions and improvements and potential acquisitions.

Capitalization:	Our cash and cash equivalents, long-term debt, stockholders’ equity and total capitalization as of December 31, 2011 on an as adjusted basis after giving effect to the sale of 2,600,000 shares of common stock and the use of the net proceeds therefrom to repay $10.6 million under our senior term loan is as follows (amounts in thousands, except per share data):

Cash and cash equivalents (1)	$39,838

Long-term debt, including current portion:

Revolving credit facility (2)	—

Senior term loan (2)	—

Total long-term debt	—

Stockholders’ equity:

Common stock, $0.01 par value; 50,000,000 shares authorized; 17,683,475 issued and outstanding; 20,283,475 issued and outstanding, as adjusted	203

Additional paid-in capital	90,369

Retained earnings	35,092

Accumulated other comprehensive loss	(1,959)

Total stockholders’ equity	123,705

Total capitalization	$123,705

(1)	Excludes $7.07 million of restricted cash currently pledged as collateral for our outstanding letters of credit under our Senior Secured Credit agreement and Subsidiary debenture agreements.
(2)	Following repayment of our term loan, our Senior Secured Credit Agreement will be comprised of a revolving credit facility under which no indebtedness is currently outstanding. As of December 31, 2011, we had $6.3 million available under our revolving credit facility after giving effect to outstanding letters of credit and borrowing base restrictions.

The following information is added to the end of the “Underwriting” section of the Preliminary Prospectus Supplement:

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FMSA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong, Singapore and Japan

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Neither the prospectus nor this prospectus supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the prospectus and this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for the issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in Australia

Neither the prospectus nor this prospectus supplement is a formal disclosure document and neither has been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

Neither the prospectus nor this prospectus supplement constitutes an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of the prospectus or this prospectus supplement is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the shares to any person in Australia other than to a wholesale client.

PMFG, INC. HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PRELIMINARY PROSPECTUS SUPPLEMENT) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PRELIMINARY PROSPECTUS SUPPLEMENT FOR THIS OFFERING, THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, COPIES OF THE PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED FROM STIFEL NICOLAUS WEISEL, ONE SOUTH STREET, 15TH FLOOR, BALTIMORE, MD 21202, ATTENTION: EQUITY SYNDICATE DEPARTMENT, BY TELEPHONE AT 443-224-1988 OR BY EMAIL AT SYNDICATEOPS@STIFEL.COM OR WILLIAM BLAIR & COMPANY, 222 WEST ADAMS STREET, CHICAGO, IL 60606, ATTENTION: BUSINESS INFORMATION CENTER, BY TELEPHONE AT 1-800-621-0687 OR BY EMAIL AT PROSPECTUS@WILLIAMBLAIR.COM.